UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras completes the sale of seven onshore fields

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Rio de Janeiro, May 29, 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the release dated 08/09/2019, reports that it has completed today the sale of its entire interest in seven onshore production fields, located in the Potiguar Basin, in the state of Rio Grande do Norte, to SPE 3R Petroleum S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A..

After fulfilling all of the previous conditions, the transaction was concluded with the payment of R$ 676.8 million to Petrobras, already with the adjustments provided for in the contract.

This transaction is aligned with the company's portfolio optimization and capital allocation improvement strategy, focusing its resources increasingly on deep and ultra-deep waters, where Petrobras has shown great competitive differential over the years.

About the fields

Macau Cluster encompasses the fields of Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu. Petrobras held 100% interest in all concessions, except Sanhaçu concession, in which it was the operator with 50% stake, while the remaining 50% are from Petrogal Brasil S.A.. The current total production of oil and gas from these fields is about 5,000 barrels of oil equivalent per day.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 29, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer